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                                                                    EXHIBIT 99.3



                             TOLL MILLING AGREEMENT


       THIS AGREEMENT is made and entered into as of the 11th day of November, 2003, ("EFFECTIVE DATE") by and between Echo Bay Minerals Company, a Delaware corporation ("ECHO BAY"), and Crown Resources Corporation, a Washington corporation ("CROWN").


                                    RECITALS

       A. Echo Bay is the owner and operator of equipment and facilities at the site of its Kettle River Operations in Ferry County, Washington, constituting a mill utilized for the extraction of metallic gold and associated metallic silver from gold-bearing ores utilizing a carbon-in-leach process (the "KETTLE RIVER MILL").

       B. Crown is the owner of mining properties in Okanogan County, Washington from which it intends to mine gold- and silver-bearing ores at a mine referred to as the "BUCKHORN MT. MINE".

       C. Crown desires to ship ores from the Buckhorn Mt. Mine to Echo Bay's Kettle River Mill for processing and recovery of metallic gold and silver contained therein and Echo Bay is willing to perform such services, all in accordance with the provisions hereof.

                                    AGREEMENT

       In consideration of the mutual benefits and obligations herein provided and other good and valuable consideration, Echo Bay and Crown agree as follows:

                                    ARTICLE 1
                                   DEFINITIONS

       1.1 DEFINITIONS. In addition to the terms defined elsewhere in this Agreement, as used herein the words and phrases defined in this Article shall have the meanings given below. Whenever the singular or plural number, or the masculine, feminine, or neuter gender is used in this Agreement, it shall equally, where the context admits, include the others.

       "AFFILIATE" means any Person that directly or indirectly Controls, is Controlled by, or is under common Control with a Party.

       "AGREEMENT" means this Toll Milling Agreement, as it may be modified or amended from time to time, together with all annexes to it.

       "BUCKHORN MT. MINE PROPERTIES" means the mining properties held by Crown and/or one or more Affiliates of Crown in Okanogan County, Washington, described in Annex 1 attached hereto.

       "CONFIDENTIAL INFORMATION" means the terms of this Agreement, all Technical Data, and any other information concerning any matters affecting or relating to the Kettle River Mill and the Buckhorn Mt. Mine and the performance of this Agreement, except to the extent that such information has already been publicly released as allowed herein by the Party providing such information or that the recipient of such information can demonstrate was previously publicly released by a Person who did not do so in violation or contravention of any duty or agreement.

       "CONTROL" means when used with respect to an Entity, an interest which gives the holder the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such


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Entity through (i) the legal or beneficial ownership of voting securities or membership interests; (ii) the right to appoint managers, directors, or corporate management; (iii) contract; (iv) operating agreement; (v) voting trust; or (vi) otherwise; and, when used with respect to an individual person, means the actual or legal ability to control the actions of another, through family relationship, agency, contract, or otherwise.

       "DOLLARS" or "$" means currency of the United States of America unless otherwise specifically indicated.

       "DORE PRODUCTS" means metallic gold and silver recovered from Treatment Ores after Milling in the form of dore bars that are ready to be shipped to a refinery for refining.

       "ENCUMBRANCE" or "ENCUMBRANCES" means mortgages, deeds of trust, security interests, pledges, liens, or other encumbrances or burdens of any nature whether imposed by contract or operation of law and whether registered or unregistered.

       "ENTITY" means any corporation (including any non-profit corporation), company, limited liability company, limited duration company, general partnership, limited partnership, limited liability partnership, joint venture, joint stock association, estate, trust, cooperative foundation, union, syndicate, league, consortium, coalition, committee, society, firm, or other enterprise, association, organization, or entity of any nature.

       "FED TO PROCESS" means the introduction of Treatment Ores into the grinding process at the Kettle River Mill.

       "FORCE MAJEURE" is defined in Section 9.5.

       "GOVERNMENTAL AUTHORITY" means any governmental authority, any local authority and any political subdivision of any of the foregoing, any multi-national organization or body, any agency, department, commission, board, bureau, court or other authority thereof, or any quasi-governmental or private body exercising, or purporting to exercise, any executive, legislative, judicial, administrative, police, regulatory or taxing authority or power of any nature.

       "GOVERNMENTAL AUTHORIZATION" means any License, franchise, approval, certificate, consent, ratification, permission, confirmation, endorsement, waiver, certification, registration, transfer, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement.

       "GRADE" means the concentration by weight of gold in the substance being tested after it has been dried. Grade shall be expressed in Troy ounces per Ton.

       "INDEMNIFY" when stated as a covenant of a Party in a provision of this Agreement in respect of claims, damages, losses, and liabilities means the undertaking by such Party of an obligation to indemnify, defend, and hold harmless the other Party and any other parties who are to be indemnified pursuant to such provision, and its or their Affiliates, and their respective directors, officers, agents, and representatives (collectively "INDEMNITEES"), from and against any claims, demands or suits by any Person, losses, liabilities, damages, obligations, payments, costs and expenses (including, without limitation, damages or losses incurred by the Indemnitees and the costs and expenses of defending any and all actions, suits, proceedings, demands and assessments and of enforcing the indemnification obligation, which shall include reasonable attorneys' fees and court costs, but excluding any incidental or consequential damages or loss of profits) resulting from, relating to, arising out of, or incurred in connection with the covenant, agreement, action, risk, or other cause with respect to which the indemnification is given, provided, however, that such indemnification shall not be applicable to such claims, demands, etc. to the extent that they result from the negligence or willful misconduct of the indemnified Party.

       "LEGAL REQUIREMENT" means any law, statute, ordinance, decree, requirement, order, treaty, proclamation, convention, rule or regulation (or official interpretation of any of the foregoing) of any Governmental Authority and the terms of any Governmental Authorization.

       "LICENSES" means all licenses, permits, and other authorizations necessary for the conduct of Milling.


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       "MILLING" means all undertakings, activities, and operations engaged in by Echo Bay in the performance of treating Treatment Ores at the Kettle River Mill and processing the same to the stage when Dore Products are recovered and delivered to a refinery.

       "PARTY" or "PARTIES" means Echo Bay and/or Crown, as the case may be.

       "PERSON" means any individual, Entity, or Governmental Authority.

       "PRIME RATE" means the prime interest rate as quoted and published as "Prime" in the Wall Street Journal under the heading "Money Rate", as the rate may change from day to day.

       "PRODUCTION ORES" means all ores extracted at the Buckhorn Mt. Mine that are designated for further treatment in order to recover the gold and/or silver contained therein.

       "TECHNICAL DATA" means engineering studies and working papers, consultants' reports and working papers, assays, samples, analyses, environmental studies, correspondence with governmental officials and entities, metallurgical studies and reports, and all other information and data in printed or electronic form concerning the condition, operational characteristics and performance of, or other technical matters related to, the Kettle River Mill and the performance of Milling hereunder.

       "TON" when used with reference to Production Ores and Treatment Ores Fed to Process means a dry weight of 2,000 pounds avoirdupois.

       "TREATMENT ORES" is defined in Section 3.2.

                                    ARTICLE 2
                             OBLIGATIONS TO DELIVER
                            AND TO MILL BUCKHORN ORES

       2.1 CROWN OBLIGATION TO DELIVER. Crown agrees that it will deliver to Echo Bay for Milling at the Kettle River Mill pursuant to the provisions hereof all of the Production Ores produced at the Buckhorn Mt. Mine. Based upon its current mining plan, Crown estimates that such deliveries of Production Ores will average approximately 1,500 Tons per day commencing December 31, 2005.

       2.2 ECHO BAY OBLIGATION TO TREAT. Echo Bay agrees that it will accept deliveries of Production Ores made pursuant to Section 2.1 and proceed to conduct Milling in accordance with the provisions of this Agreement of those portions of such Production Ores that are determined to be Treatment Ores pursuant to Section 3.2 and to deliver Dore Products recovered therefrom to a refinery pursuant to Section 4.4.

                                    ARTICLE 3
                     DELIVERIES OF PRODUCTION ORES BY CROWN

       3.1 DELIVERIES OF PRODUCTION ORES. Crown will deliver Production Ores to ore stockpile areas at the Kettle River Mill by truck in loads of approximately 30 tons. The Production Ores will be dumped by Crown at sites designated by Echo Bay. Crown represents and warrants (i) that it will have at the time of delivery good right and lawful authority to remove, transport, and deliver such Production Ores to Echo Bay; (ii) that it will have good title and lawful possession of such Production Ores; and (iii) that such Production Ores will be free of any Encumbrances except any royalty obligations or liens related to the financing of the Buckhorn Mt. Mine, which shall be its duty to discharge. Crown will advise Echo Bay periodically of its anticipated schedule of production of Production Ores and corresponding deliveries to Echo Bay.

       3.2 STANDARDS. Production Ores delivered by Crown must be 90% passing a 24-inch screen, have moisture content not to exceed 5%, and be as clean as reasonably possible, free of wood, vegetation, scrap metal,


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and other debris ("ORE QUALITY STANDARDS") in order to ensure acceptance by Echo
Bay for Milling. Crown shall provide Echo Bay with copies of its own analyses of the quantities, Grade, and other characteristics that are relevant to the application of the Ore Quality Standards in respect of delivered Production
Ores. Echo Bay will conduct separate analyses and may at its sole discretion accept or reject Production Ores with characteristics that are determined by Echo Bay not to meet the Ore Quality Standards (referred to as "DEFICIENT
ORES"). Echo Bay must give notice to Crown of the existence of any Deficient
Ores and its election not to accept them for Milling within five days after such Deficient Ores are delivered at the Kettle River Mill. If Echo Bay does not give such notice within the prescribed time, Echo Bay will be deemed to have accepted such Deficient Ores for treatment notwithstanding that they fail to meet the Ore Quality Standards. Any Deficient Ores rejected by Echo Bay will remain segregated and left for pickup by Crown. Crown shall load and remove such Deficient Ores within 10 days after receiving the aforementioned notice from Echo Bay. Production Ores that meet the Ore Quality Standards and Production
Ores that are accepted by Echo Bay for Milling notwithstanding that they are determined to be Deficient Ores are referred to herein as "TREATMENT ORES".

       3.3 WEIGHING AND SAMPLING PROCEDURES. Trucks containing Production Ores will be weighed in and out on Echo Bay's scale at the Kettle River Mill to calculate the tonnages delivered to stockpile. Copies of weight tickets and related calculations will be made available to Crown. All weighing and sampling of Production Ores will be conducted by Echo Bay in accordance with Echo Bay's standard operational procedures at the Kettle River Mill, applied consistently to Production Ores and any other ores that may be commingled with the Production Ores as provided in Section 4.2.

       3.4 LIABILITIES. Echo Bay shall provide Crown with copies of Echo Bay's applicable safety standards in respect of the entry of Crown's delivery trucks upon the Kettle River Mill property and dumping of Production Ores and retrieval of Deficient Ores and Crown shall ensure that such safety standards are complied with. Crown shall be responsible for, and shall Indemnify Echo Bay in respect of, any claims, damages, losses, or liabilities arising from Crown's activities upon the Kettle River Mill property.

       3.5 PERMITS AND LICENSES; GENERAL INDEMNIFICATION. Crown shall obtain all permits and Licenses required under applicable Legal Requirements, and shall be responsible for compliance with all other applicable Legal Requirements, in respect of mining, crushing, treating, storing, loading, hauling, and delivering Production Ores to the point where they are dumped into stockpile at the Kettle River Mill. Crown shall, upon written request by Echo Bay, supply Echo Bay with appropriate evidence that it has the permits and Licenses required to be obtained by Crown. Crown shall Indemnify Echo Bay in respect of any claims, damages, losses, and liabilities arising from Crown's failure to obtain and/or comply with such permits and Licenses or with such other Legal Requirements and in respect of any other claims, damages, losses, and liabilities arising in respect of the Production Ores prior to delivery by Crown pursuant to Section 3.1.

                                    ARTICLE 4
                      MILLING OF TREATMENT ORES BY ECHO BAY

       4.1 MILLING BY ECHO BAY. Echo Bay shall, subject to Section 9.5 in respect of Force Majeure, perform Milling of any Treatment Ores delivered by Crown pursuant to Sections 3.1 and 3.2; provided, however, that Echo Bay shall be free to operate the Kettle River Mill in accordance with Echo Bay's ordinary operation schedule (each such day of operation being referred to as an "OPERATING DAY") and Echo Bay shall not be obligated to perform Milling of Treatment Ores at a rate in excess of 1,500 Tons per Operating Day.

       4.2 COMMINGLING. Echo Bay shall be entitled, if it so desires, to commingle for purposes of Milling, at any point in the Milling process, Treatment Ores (including any intermediate products after the treatment thereof) with other ores (including intermediate products after the treatment thereof) processed in the Kettle River Mill, so long as the data necessary to determine the weight, percentage of moisture, grade, and estimated recovery rate for the minerals to be extracted for both the Treatment Ores (or intermediate products thereof) and the other ores (or intermediate products thereof) are obtained by Echo Bay, acting reasonably, before commingling. Echo Bay shall use such data to determine Crown's interest in the metals ultimately recovered from the commingled ore or products. Echo Bay may use any sound weighing, sampling, analysis, and allocation procedures (referred to collectively as "ALLOCATION PROCEDURES") generally acceptable in the mining and metallurgical industry, which are reasonably accurate, provided that such Allocation Procedures are applied consistently to Treatment Ores and other


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ores. In addition, comparable procedures may be used by Echo Bay to apportion among the commingled ores any penalty charges imposed by the refiner on commingled ores or concentrates. Echo Bay shall keep and store for three years from their respective creation such representative samples of Treatment Ores and complete and accurate records showing weights, mineral contents, estimated mineral recovery rates, and percentage of moisture of Treatment Ores and other ores commingled with Treatment Ores in a manner consistent with sound and generally accepted industry standards.

       4.3 GRADES. Subject to Section 4.2, Echo Bay will determine feed Grades in accordance with Echo Bay's standard practices. At the request of Crown, a split of each sample will be obtained and provided to Crown. Echo Bay will perform assays of such samples in accordance with Echo Bay's standard practices and at the request of Crown will retain an additional split of pre-assay pulps for Crown.

       4.4 REFINING OF DORE PRODUCTS. Subject to Section 4.2, Echo Bay shall deliver Dore Products recovered after the completion of Milling of Treatment Ores to a refinery of Echo Bay's choice. Echo Bay shall be responsible for security of Dore Products until delivery to the refinery. The refinery shall be responsible for Dore Products thereafter. Each Party's interest in the metals ultimately recovered after refining as determined by Echo Bay pursuant to
Section 4.2 shall be credited to that Party by the refinery.

       4.5 RECOVERY OF GOLD. Echo Bay shall attempt in good faith to maximize the recovery of gold and silver contained in the Treatment Ores by utilizing good practices at the Kettle River Mill, subject to Crown's obligation to satisfy the Ore Quality Standards, but shall not be required to modify the Kettle River Mill or to implement procedures that differ significantly from procedures utilized in the Milling of ores from Echo Bay's Kettle River Mine. Echo Bay will consider in good faith proposals made by Crown for modification of the Kettle River Mill or implementation of procedures that differ significantly from procedures utilized in the Milling of ores from Echo Bay's Kettle River Mine for the purpose of enhancing the recovery of gold from Buckhorn Mt. Mine Treatment Ores. Any such modifications or implementations of new procedures would be achieved at Crown's sole cost and would be evaluated with consideration given to adverse effects upon the efficiency, schedule, and costs of processing Echo Bay's ores.

       4.6 STANDARD OF CARE. Echo Bay shall in good faith perform Milling in accordance with good metallurgical practices but shall have no liability to Crown for losses of metals contained in Treatment Ores that are Fed to Process or for any act or omission in the course of Milling resulting in damage, loss, cost, or expense to Crown except to the extent caused by Echo Bay's gross negligence or willful misconduct.

       4.7 TITLE TO ORES IN PROCESS. Title to Production Ores delivered by Crown pursuant to Section 3.1, to Deficient Ores, to Treatment Ores Fed to Process, to Dore Products, and constituents thereof derived during Milling and refining shall remain with Crown except for constituents that are discarded as mill tailings or other forms of waste. Title to constituents discarded as mill tailings or other forms of waste shall pass to Echo Bay when they are segregated from other constituent products that are retained for further treatment in the Milling process.

       4.8 ACCESS. Echo Bay shall allow representatives of Crown to enter the Kettle River Mill, at reasonable times and hours and upon not less than 24 hours' notice, for the purpose of reasonably inspecting the Milling operations in respect of this Agreement; provided, however, that Crown shall Indemnify Echo Bay in respect of any claims, damages, losses, or liabilities resulting from such inspections. In addition, any such representative shall, if requested by Echo Bay, execute a written waiver releasing Echo Bay from liability for personal injury or property damage experienced by such representative while on the premises.

       4.9 LICENSES; GENERAL INDEMNIFICATION. Subject to Crown's obligations to load and remove Deficient Ores in Section 3.2, Echo Bay shall obtain all Licenses required under applicable Legal Requirements, and shall be responsible for compliance with all other applicable Legal Requirements, in respect of storing, handling, and Milling Production Ores after they are delivered by Crown pursuant to Section 3.1, including the discarding of tailings and other waste products generated during Milling. Subject to Section 4.6, Echo Bay shall Indemnify Crown in respect of any claims, damages, losses, and liabilities arising from Echo Bay's failure to obtain and/or comply with such Licenses or with such other Legal Requirements and in respect of any other claims, damages, losses, and liabilities arising from Milling of Production Ores after the delivery thereof by Crown pursuant to Section 3.1 and prior to delivery of Dore Products to the refinery pursuant to Section 4.4 as to such Dore Products.


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       4.10   INDEPENDENT CONTRACTOR. Echo Bay is and shall be an independent contractor in the performance of the services to be rendered by it under this Agreement.

                                    ARTICLE 5
                                TREATMENT CHARGES

       5.1 TOLLING CHARGES. Crown shall pay Echo Bay the sum of $20.00 for each Ton of Treatment Ore Fed to Process (the "TONNAGE CHARGE"). Subject to the requirements of Section 4.2, the weight of Treatment Ores Fed to Process shall be determined by Echo Bay in accordance with Echo Bay's standard operational procedures at the Kettle River Mill.

       5.2 REAGENT COST INCREASES. The Tonnage Charge is based on the Parties' assumption that certain amounts of reagents will be required for Milling of the Treatment Ores and that the Treatment Ores Fed to Process will be within the Ore Quality Standards. If more than three pounds of cyanide (NaCN) per Ton of Treatment Ore Fed to Process (as determined by laboratory bench leach testing) is consumed in Milling, then the Tonnage Charge shall be increased by the Reagent Surcharge for additional quantities of NaCN consumed. If more than five pounds of lime (Ca(OH)2) per Ton of Treatment Ore Fed to Process (as determined by laboratory bench leach testing) is consumed in Milling, then the Tonnage Charge shall be increased by the Reagent Surcharge for additional quantities of Ca(OH)2 consumed. If significantly more than the normal required amount of any other reagent ("OTHER REAGENT") is consumed in Milling Treatment Ores (as demonstrated by data provided by Echo Bay), then the Tonnage Fee shall be increased by the Reagent Surcharge for additional quantities of such Other Reagent consumed. For purposes of this Section, the term "REAGENT SURCHARGE" means the cost per ton of Treatment Ore to Echo Bay of purchasing quantities of cyanide (NaCN), lime (Ca(OH)2), and Other Reagents in excess of the base amounts described above, plus 15% of such cost.

       5.3 CAPITAL CHARGE. Crown shall make a one-time payment of $5 million to Echo Bay as a charge for the capital investment in the Kettle River Mill. The payment shall be due on or before the last day of the calendar month following the month during which deliveries of Production Ores begin.

       5.4 PAYMENT PROCEDURES. Echo Bay shall bill Crown for the payments due under Sections 5.1 and 5.2 monthly. Payment shall be due within 10 days after receipt.

       5.5 DELAYS IN PAYMENT. Interest at the Prime Rate plus 6% shall be payable to Echo Bay by Crown on any delayed payments (or at the maximum rate permitted by law if such interest exceeds such maximum rate). Notwithstanding any other provision herein, if Crown becomes more than 45 days delinquent with respect to any payment due hereunder, then Echo Bay shall, without waiver of other remedies, be entitled to suspend Milling of Treatment Ores until such delinquency has been properly cured.

       5.6 RECORDS AND AUDIT. Echo Bay shall maintain full, complete, and accurate books, records, and accounts with respect to the testing of the Production Ores and the commingling, processing, and recovery of refined metals from the Treatment Ores under this Agreement. Not more than one time during each calendar year, upon ten days' prior notice from Crown to Echo Bay, Echo bay shall make such books, records, and accounts available for inspection, copying, and/or for audit by Crown or its authorized representatives at an office in Washington designated by Echo Bay and during normal business hours. Echo Bay shall reimburse Crown for the expense of the audit if the audit determines that the charges incurred by Crown under this Agreement and or deliveries of refined metals to Crown by Echo Bay under this Agreement during the calendar year audited were inaccurate by more than three and one-half percent (3.5%). In any case, the charges and deliveries in question shall be adjusted to reflect the results of the audit. A full and complete copy of each such audit shall be provided to Echo Bay upon completion. If any party disagrees with the result of any such audit, the disagreement shall be resolved by binding arbitration as provided in Section 9.14.


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                                    ARTICLE 6
                              TERM AND TERMINATION

       6.1 TERM. This Agreement is effective as of the Effective Date and shall continue, subject to the possibility of earlier termination as provided herein, until plans for the development of the Buckhorn Mt. Mine end or until operations at the Buckhorn Mt. Mine permanently cease; provided, however, that such term shall expire in any event upon the 5th anniversary of the Effective Date unless extended by the Parties.

       6.2    TERMINATION FOR FAILURE TO COMPLETE INTENDED ACQUISITION.

              (a) If the intended acquisition by Kinross Gold Corporation of Crown described in the letter of intent dated October 7, 2003, between Kinross Gold Corporation, the parent company of Echo Bay, and Crown (the "ACQUISITION") fails because of a decision by Crown not to complete or to take actions necessary to complete the Acquisition, or because Crown has breached the definitive agreements relating to the Acquisition, Echo Bay may, within 30 days after the Acquisition has been determined to have failed, terminate this Agreement by notice to Crown.

              (b) If the Acquisition fails because of a decision by Kinross Gold Corporation not to complete or to take actions necessary to complete the Acquisition, or because Kinross Gold Corporation has breached the definitive agreements relating to the Acquisition, Crown may, within 30 days after the Acquisition has been determined to have failed, terminate this Agreement by notice to Echo Bay.

       6.3 TERMINATION FOR OTHER CAUSES. Either Party may terminate this Agreement upon 30 days notice if any of the following events occur:

              (a) Production of Production Ores at the Buckhorn Mt. Mine has not for any reason commenced by December 31, 2006.

              (b) Production of Production Ores, once commenced, ceases for a continuous period of 12 months.

              (c) Crown is unable to deliver Production Ores treatable economically at the Kettle River Mill because of characteristics that do not comport with the Ore Quality Standards or because of unforeseen adverse metallurgical characteristics.

       The Parties may also terminate this Agreement at any time upon mutual written consent.

       6.4 PROCEDURES UPON TERMINATION. During the termination notice period provided for in Section 6.3(c), Crown may at its election continue to make deliveries of Treatment Ores pursuant to Sections 3.1 and 3.2 and Echo Bay shall continue to perform Milling of delivered Treatment Ores pursuant to Section 4.1. Echo Bay shall cease Milling as of the effective date of termination except as necessary to complete Milling of materials in process. Crown shall remove any Production Ores remaining in stockpile at the Kettle River Mill within 30 days after the effective date of termination.

                                    ARTICLE 7
                      CONFIDENTIALITY; PUBLIC ANNOUNCEMENTS

       7.1 GENERAL. Except as provided in Section 7.2, Confidential Information shall not be disclosed by any Party to any third party or the public without the prior written consent of the other Party, which consent shall not be unreasonably withheld.

       7.2 EXCEPTIONS. The consent required by Section 7.1 shall not apply to a disclosure of Confidential Information:

              (a) To government agencies as required by applicable Legal Requirements.


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              (b)    To employees or to an Affiliate, consultant, contractor or subcontractor of a Party that has a bona fide need to be informed.

              (c) To a governmental agency, stock exchange, or to the public which the disclosing Party believes in good faith is required by pertinent law or regulation or the rules of any stock exchange.

              (d) To actual or potential lenders, underwriters, or investors, who have a bona fide need or right to be informed.

              (e) To independent accountants or legal counsel engaged by a Party for the purpose only of enabling such accountants or legal counsel to give appropriate advice to the Party in respect of matters arising under this Agreement.

       In any case to which any of Sections 7.2(a), (c), or (d) is applicable, the disclosing Party shall give notice to the other Party concurrently with the making of such disclosure. As to any disclosure pursuant to Section 7.2 (b),
(d), or (e), only such Confidential Information as such third party shall have a legitimate business need to know shall be disclosed and in the case of Section 7.2(d) such third party shall first agree in writing to protect the Confidential Information from further disclosure to the same extent as the Parties are obligated under this Article 7. Each Party shall be responsible for ensuring that any Confidential Information disclosed pursuant to Sections 7.2(b) or (e) is kept confidential by the recipients.

       7. 3   PUBLIC ANNOUNCEMENTS. Each Party shall, in advance of making, or any of its Affiliates making, a public announcement to a stock exchange or otherwise concerning Milling operations, advise the other Party of the text of the proposed report and provide the other Party with the opportunity to make comment upon the form and content thereof before the same is issued; provided, however, that a Party or an Affiliate may make a public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning the publicly traded securities of its direct or indirect parent (in which case the disclosing Party will use its reasonable best efforts to advise the other Party prior to the disclosure). If the other Party does not respond within forty-eight hours (excluding weekends and holidays) or such lesser time specified as the maximum by the issuing Party or Affiliate, the announcement or report may be issued. The final text of same, and timing, manner, and mode of release, shall be the sole responsibility of the issuing Party who shall Indemnify the other Party harmless in respect of any claims, damages, losses, and liabilities arising therefrom.

       7.4 DURATION OF CONFIDENTIALITY. The provisions of this Article 7 shall apply during the term of this Agreement and for one year following termination of this Agreement pursuant to Article 6.

                                    ARTICLE 8
                             CAPACITY OF THE PARTIES

       8.1 CAPACITY OF PARTIES. As of the Effective Date and at all times while this Agreement remains in effect, Echo Bay warrants and represents to Crown and Crown warrants and represents to Echo Bay that:

              (a) It is duly organized and in good standing in its place of incorporation;

              (b) It has the capacity to enter into and perform this Agreement and all transactions contemplated herein and all corporate and other actions required to authorize it to enter into and perform this Agreement have been properly taken;

              (c) It will not breach any other agreement or arrangement by entering into or performing this Agreement;

              (d) It is not subject to any governmental order, judgment, decree, debarment, sanction or law that would preclude the execution or implementation of this Agreement;


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

              (e) This Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms; provided, however, that no representation is made as to (i) the remedy of specific performance or other equitable remedies for the enforcement of this Agreement, or (ii) limitations on remedies established by applicable bankruptcy, insolvency, moratorium, and other similar laws affecting generally the rights of creditors and secured parties;

              (f) To the best of its knowledge after reasonable inquiry, the execution, delivery, and performance of this Agreement will not violate any provision of any indenture, agreement, or other instrument to which it is a party or by which its properties are bound, except for such matters as would not have a material adverse effect on this Agreement taken as a whole;

              (g) To the best of its knowledge after reasonable inquiry, it has obtained all consents, approvals, or authorizations required by a Governmental Authority or other Person in connection with its execution and performance of this Agreement; and

              (h) It has incurred no obligation or liability, contingent or otherwise, for brokers' or finders' fees or the like that will in any way become an obligation of, or result in a valid claim against, the other Party with respect to the matters provided for in this Agreement.

       8.2 INDEMNIFICATION. Each of the Parties shall Indemnify the other in respect of any claims, damages, losses, and liabilities that are a result of any breach by such Party of its representations and warranties under Section 8.1 and in the case of Crown for any breach of its representations and warranties under
Section 3.1.

                                    ARTICLE 9
                               GENERAL PROVISIONS

       9.1 NOTICES. All notices, payments and other required communications ("NOTICES") to the Parties shall be in writing, and shall be addressed respectively as follows:

       "Echo Bay"    Echo Bay Minerals Company
                     Kettle River Operations
                     363 Fish Hatchery Road
                     Republic, Washington  99166
                     Telecopier No.: (509) 775-2027
                     Attention:  Manager

       "Crown"       Crown Resources Corporation
                     Buckhorn Mt. Project
                     624 Central Ave.
                     Oroville, Washington 98844
                     Telecopier No.:  (509) 476-2308
                     Attention:  Manager

All Notices shall be given (i) by personal delivery to the Party, or (ii) by telecopier, or (iii) by certified mail return receipt requested. All Notices shall be effective and shall be deemed delivered (i) if by personal delivery, on the date of delivery if delivered during normal business hours, and if not delivered during normal business hours, on the next business day following delivery, (ii) if by telecopier, on the next business day following receipt, and
(iii) if solely by mail, on the next business day after actual receipt. A Party may change its address by Notice to the other Party.

       9.2 ASSIGNMENT. No Party may assign its interest in this Agreement, except in accordance with Sections 9.2(a) and (b), without the prior written consent of the other Party in its sole discretion. Subject to such limitation and to the provisions of Sections 9.2(a) and (b), this Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the Parties.

              (a) This Agreement shall be binding upon the successors and assigns of Crown (and/or Affiliates of Crown) as the owner of the Buckhorn Mt. Mine and the Buckhorn Mt. Mine Properties. Crown agrees that it will cause any assignee or other transferee of the Buckhorn Mt. Mine and/or the Buckhorn Mt. Mine Properties or any portion thereof to agree in writing to be bound by the terms of this Agreement and to enter into a covenant with Echo Bay in form and substance acceptable to Echo Bay and its attorneys evidencing and confirming such agreement.

              (b) This Agreement shall be binding upon the successors and assigns of Echo Bay as the owner of the Kettle River Mill. Echo Bay agrees that it will cause any assignee or other transferee of the Kettle River Mill to agree in writing to be bound by the terms of this Agreement and to enter into a covenant with Crown in form and substance acceptable to Crown and its attorneys evidencing and confirming such agreement.

       9.3 WAIVER. The failure of a Party to insist upon the strict performance of any provision of this Agreement, or to exercise any right, power or remedy upon a breach hereof, shall not constitute a waiver of any provision of this Agreement or limit the Party's right thereafter to enforce any provision or exercise any right.

       9.4 MODIFICATION. No modification of this Agreement shall be valid unless made in writing and duly executed by the Parties.

       9.5 FORCE MAJEURE. Except for the obligation to make payments when due hereunder, including all payments to be made by Crown pursuant to Article 5, the obligations of a Party shall be suspended to the extent and for the period that performance is prevented by any cause other than lack of funds, whether foreseeable or unforeseeable, beyond its reasonable control, including, without limitation, labor disputes (however arising and whether or not employee demands are reasonable or within the power of the Party to grant); acts of God; laws, regulations, orders, proclamations, instructions or requests of any government or governmental entity; judgments or orders of any court; inability to obtain, inability to obtain on reasonably acceptable terms, or unreasonable delays in obtaining, any public or private license, permit or other authorization; curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of federal, state or local environmental standards; acts of war or conditions arising out of or attributable to war, whether declared or undeclared; riot, civil strife, insurrection or rebellion; fire, explosion, earthquake, storm, flood, sink holes, drought or other adverse weather condition; delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors' or subcontractors' shortage of, or inability to obtain, labor, transportation, materials, machinery, equipment, supplies, utilities or services; accidents; breakdown of equipment, machinery or facilities; or any other cause, whether similar or dissimilar to the foregoing ("FORCE MAJEURE"). The time for performance of all obligations hereunder (except for the obligation to make payments when due) shall be extended for a period equivalent to any period(s) of Force Majeure, as described above. The affected Party shall promptly give notice to the other Party of the suspension of performance, stating therein the nature of the suspension, the reasons therefor, and the expected duration thereof. The affected Party shall resume performance as soon as reasonably possible, provided, however, that the affected Party shall not be required to settle any strikes, lockouts, or other labor difficulties in a manner that is not acceptable to the affected Party.

       9.6 DEFAULT. The Party defaulting under this Agreement shall be referred to as the "DEFAULTING PARTY," and the other Party shall be referred to as the "NON-DEFAULTING PARTY." The Non-Defaulting Party shall have the right to give the Defaulting Party a written Notice of Default, which shall describe the default in reasonable detail and state the date by which the default must be cured, which date shall be at least 30 days after receipt of the Notice of Default, except in the case of a failure to advance funds, in which case the date shall be 10 days after receipt of the Notice of Default. Failure of the Non-Defaulting Party to give a Notice of Default shall not release the Defaulting Party from any of its duties under this Agreement. If within the applicable notice period the Defaulting Party cures the default, or if the failure is one (other than the failure to make payments) that cannot in good faith be corrected within such period and the Defaulting Party begins to correct the default within the applicable notice period and continues corrective efforts with reasonable diligence until a cure is effected, the Notice of Default shall be inoperative. If, within the specified period, the Defaulting Party does not cure the default or begin to cure the default as provided above, the Non-Defaulting Party at the expiration of the applicable period may pursue its remedies; provided, however, that if the Defaulting Party in good faith contests the alleged default, the Defaulting Party may give notice of the contest to the Non-Defaulting Party within the applicable notice period. If such notice is given, the Parties shall proceed to arbitration pursuant to Section 9.14 to determine whether the Defaulting Party is in fact in default. If the arbitrator(s) finds that the default alleged in the Non-Defaulting Party's notice occurred and that the Defaulting Party contested the alleged default in good faith, the Defaulting Party shall have 30 days after the date of such finding to cure the default in accordance with the provisions of this Section 9.6.

       9.7 GOVERNING LAW; CONSENT TO JURISDICTION. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Nevada, except for its rules pertaining to conflicts of laws. The Parties hereto hereby irrevocably attorn and submit to the non-exclusive jurisdiction of the courts of Nevada, including the Federal District Court for the District of Nevada, respecting all matters relating to this Agreement concerning the rights and obligations of the Parties hereunder.

       9.8 RULE AGAINST PERPETUITIES. If any provision of this Agreement would violate the Rule Against Perpetuities or some analogous statutory provision or any other statutory or common law rule imposing time limits, then such provision shall continue only until 21 years, less one day, after the death of all the individuals who execute this Agreement on behalf of the Parties or shall otherwise be reformed to the extent necessary to render this Agreement enforceable.

       9.9 FURTHER ASSURANCES. Each of the Parties agrees to take from time to time such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

       9.10 SURVIVAL OF TERMS AND CONDITIONS. Provisions of this Agreement which by their context continue beyond termination, shall survive the termination of this Agreement to the full extent necessary for their enforcement and the protection of the Party in whose favor they run.

       9.11 ENTIRE AGREEMENT. This Agreement contains the entire understanding of the Parties and supersedes all prior agreements and understandings, whether written or verbal, between the Parties relating to the subject matter hereof.

       9.12 INTERPRETATION. The headings in this Agreement are for convenience only; they form no part of this Agreement and shall not affect its interpretation. References to Articles and Sections herein shall be to Articles and Sections of this Agreement unless otherwise specified. In the event of any conflict between this Agreement and any Annex attached hereto, the terms of this Agreement shall be controlling. Wherever the term "including" is used, it shall be deemed to mean "including without limitation," and wherever the phrase "which shall include" is used, it shall mean "which shall include, without limitation." Time shall be of the essence of this Agreement. By entering into this Agreement, no Party has created any obligation for the benefit of any third party, promised any performance to any third party, or otherwise created or vested in any third party a right to enforce all or any portion of this Agreement except in respect of indemnifications specifically extending to third parties.

       9.13 SEVERABILITY. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. If any provision of this Agreement shall be or becomes prohibited or invalid in whole or in part for any reason whatsoever, that provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remaining portion of that provision or the remaining provisions of this Agreement and the Parties shall enter into such agreements and arrangements as may be necessary to give effect to their intentions hereunder.

       9.14 ARBITRATION. All disputes, controversies, or claims arising out of or relating to this Agreement shall be submitted to binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and such arbitration shall be governed by the provisions of the Nevada Uniform Arbitration Act (Nev. Rev. Stat. Sec. 38.015 ET SEQ.) or any successor Nevada law, provided, however, that if it is determined by counsel for the Parties, or by other competent authority, that the arbitrator lacks or would lack authority to award the relief sought, or to be sought, in such arbitration, then an appropriate action may be brought in a court with jurisdiction. Otherwise this arbitration agreement shall be specifically enforceable. The following provisions shall apply to such arbitration:

       i) If Echo Bay or Crown with respect to any dispute comprises more than one party, such parties collectively as to each of Echo Bay and Crown shall be deemed to be a single party with respect to the selection of arbitrators.

       ii) There shall be one arbitrator if the Parties mutually agree on the selection of such arbitrator within 30 days following receipt of the written request from the Party requesting arbitration. If the Parties do not reach agreement on a single arbitrator within such period, there shall be three arbitrators, two of whom shall be designated individually by each Party and the two arbitrators so designated shall appoint the third arbitrator who shall preside over the arbitration tribunal. All arbitrators shall be neutral.

       iii) If a Party fails to appoint an arbitrator within 15 days following the expiration of the 30-day period provided above for selection of a single arbitrator, or if each Party has designated an arbitrator and the two arbitrators fail to designate a third arbitrator within another 15 days after they both have been designated, then the arbitrator to be selected shall be determined upon petition by a Party to the Nevada state court of general jurisdiction in Washoe County, Nevada.

       iv) The arbitrators shall be instructed that time is of the essence in proceeding with their determination of any dispute, claim, question or difference, and in any event the arbitration award must be rendered within 60 days of the completion of selection of the arbitrators.

       v) The arbitration shall take place in Reno, Nevada at a time and place set by the arbitrators.

       vi) The arbitration award shall be given in writing and shall be final and binding on the Parties, not subject to any appeal, and shall deal with the question of costs of arbitration and all matters related thereto.

       vii) Judgment upon the award rendered may be entered in any court having jurisdiction, or, application may be made to such court for a judicial recognition of the award or an order of enforcement thereof, as the case may be.

       viii) Pending settlement of any dispute, the Parties shall abide by their obligations under this Agreement without prejudice to a final adjustment in accordance with an award rendered in an arbitration settling such dispute.

       9.15 COUNTERPARTS. This Agreement may be executed in counterparts, all of which taken together shall constitute a single and complete contract.

       IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Effective Date.


"Echo Bay"                                   "Crown"

Echo Bay Minerals Company,                   Crown Resources Corporation,
a Delaware corporation                       a Washington corporation



By: /s/  John Ivany                          By: /s/ Christopher Herald
    -----------------------                      ----------------------
Title: Director                              Title: President and CEO
Date: November 11, 2003                      Date: November 11, 2003

                                     ANNEX 1
                                       to
                             Toll Milling Agreement
                                     between
                           Crown Resources Corporation
                          and Echo Bay Minerals Company


                   DESCRIPTION OF BUCKHORN MT. MINE PROPERTIES

       Following are mining claims situated in Okanogan County, Washington that constitute the Buckhorn Mt. Mine Properties:

                                 PATENTED CLAIMS
                                 ---------------

                           A&R
                           Umatilla
                           Panhandle


                                UNPATENTED CLAIMS
                                -----------------

                           Name                    Blm File Number
                           ----                    ---------------

                           MAG 30                    ORMC 134663
                           MAG 31                    ORMC 134664
                           MAG 32                    ORMC 134665
                           MAG 33                    ORMC 134666
                           MAG 34                    ORMC 134667
                           MAG 39                    ORMC 134672
                           MAG 40                    ORMC 134673
                           MAG 41                    ORMC 134674
                           MAG 42                    ORMC 134675
                           MAG 53                    ORMC 134686


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